UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Stonegate Mortgage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86181Q300

(CUSIP Number)

Master Global Assets Limited
c/o: Walkers Corporate Services (BVI) Limited
Walkers Chambers
171 Main Street
Round Town Tortola VG91110
British Virgin Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86181Q300	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michel Daher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 789,796
	6.	SHARED VOTING POWER 691,386
	7.	SOLE DISPOSITIVE POWER 789,796
	8.	SHARED DISPOSITIVE POWER 691,386
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,481,182
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.74%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 86181Q300	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abdallah Daher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 691,386
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 691,386
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,386
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.68%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 86181Q300	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Master Global Assets Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 691,386
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 691,386
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,386
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.68%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 86181Q300	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mida Holdings
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 789,796
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 789,796
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,796
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.06%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 86181Q300	13G	Page 6 of 11 Pages

Item 1.

(a)	Name of Issuer Stonegate Mortgage Corporation

(b)	Address of Issuer’s Principal Executive Offices 9190 Priority Way West Drive, Suite 300, Indianapolis, IN 46240

Item 2.

(a)	Name of Person Filing (i) Michel Daher (ii) Abdallah Daher (iii) Master Global Assets Ltd. (iv) Mida Holdings

(b)
Address of the Principal Office or, if none, residence
(i)  P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon
(ii)  P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon
(iii)  P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon
(iv)  P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon

(c)	Citizenship (i) Lebanon (ii) Lebanon (iii) Cayman Islands (iv) Cayman Islands

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 86181Q300

Item 3.

N/A

CUSIP No. 86181Q300	13G	Page 7 of 11 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(i) 1,481,182 ( as of 10/10/2013); 1,367,974 ( as of 10/24/2013) (ii) 691,386 (iii) 691,386 (iv) 789,796 ( as of 10/10/2013); 676,588 ( as of 10/24/2013)
(b)	Percent of class:
(i) 5.74% ( as of 10/10/2013); 5.31% ( as of 10/24/2013) (ii) 2.68% (iii) 2.68% (iv) 3.06% (as of 10/10/2013); 2.63% ( as of 10/24/2013)
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
(1) 789,796 ( as of 10/10/2013); 676,588 ( as of 10/24/2013) (2) 0 (3) 691,386 (4) 789,796 ( as of 10/10/2013); 676, 588 ( as of 10/24/2013)
	(ii)	Shared power to vote or to direct the vote:
(1) 691,386 (2) 691,386 (3) 0 (4) 0
	(iii)	Sole power to dispose or to direct the disposition of:
(1) 789,796 ( as of 10/10/2013); 676,588 ( as of 10/24/2013) (2) 0 (3) 691,386 (4) 789,796 ( as of 10/10/2013); 676, 588 (as of 10/24/2013)
	(iv)	Shared power to dispose or to direct the disposition of:
(1) 691,386 (2) 691,386 (3) 0 (4) 0

CUSIP No. 86181Q300	13G	Page 8 of 11 Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 N/A

Item 8.  Identification and Classification of Members of the Group.

 N/A

Item 9.  Notice of Dissolution of Group.

 N/A

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86181Q300	13G	Page 9 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michel Daher	10/24/2013
Michel Daher	Dated

/s/ Abdallah Daher	10/24/2013
Abdallah Daher	Dated

MASTER GLOBAL ASSETS LTD.

/s/ Michel Daher	10/24/2013
Michel Daher, Manager	Dated

MIDA HOLDINGS

/s/ Michel Daher	10/24/2013
Michel Daher, Manager	Dated

CUSIP No. 86181Q300	13G	Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

CUSIP No. 86181Q300	13G	Page 11 of 11 Pages

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Stonegate Mortgage Corporation dated as of October 22, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

/s/ Michel Daher	10/24/2013
Michel Daher	Dated

/s/ Abdallah Daher	10/24/2013
Abdallah Daher	Dated

MASTER GLOBAL ASSETS LTD.

/s/ Michel Daher	10/24/2013
Michel Daher, Manager	Dated

MIDA HOLDINGS

/s/ Michel Daher	10/24/2013
Michel Daher, Manager	Dated